EXHIBIT 21
SUBSIDIARIES OF AIRNET SYSTEMS, INC.

Name of Subsidiary	State or Jurisdiction of Incorporation or Formation
Float Control, Inc.	Michigan
AirNet Management, Inc.	Ohio
Jetride, Inc.	Ohio
Fast Forward Solutions, LLC	Ohio
time express.com, inc.	Ohio
AirNet Systems Inc.	Ontario, Canada